

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2022

Behrooz Abdi
Chief Executive Officer
ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805

>   **Re: ACE Convergence Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed February 1, 2022**
>   **File No. 333-261055**

Dear Mr. Abdi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed February 1, 2022

Questions and Answers for Shareholders of ACE, page 11

1.   We note your response to prior comments 1 and 2. Please provide similar disclosure in the Q&A section.

ACE's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 226

2.   We have reviewed your response to prior comment 23. You continue to disclose on page 227 that you had $90,000 in borrowings under the working capital facility as of December 31, 2020. As noted on pages F-4, F-16 and F-24, it appears that you actually had no outstanding borrowings under the working capital facility as of December 31, 2020.

Please revise your disclosure and ensure that the amounts presented throughout the filing agree to the amounts presented on the face of the financial statements.

<u>Index to Financial Statements, page F-1</u>

3.   Please note the updating requirements of Rule 8-08 of Regulation S-X. Please similarly update your financial information throughout the filing.

You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing